FEB 2 7 2006

WASH. D.C. 199

SECU. 06004517 SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R H Investment Corporation, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__15760 Ventura Blvd., Suite 1732__
(No. and Street)

__Encino__	__California__	__91436-3095__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Romeo Portillo__   __818 789-8781__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Elizabeth Tractenberg, CPA__
(Name – if individual, state last, first, middle name)

__3832 Shannon Rd., Los Angeles, CA 90027__			
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Romeo Portillo _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R H Invetment Corporation, Inc.
_____, as of ~~December 31, 2005~~ ___ 20__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Proved to me on the basis of satisfactory evidence to be the person who appeared.

JERRILYN A. SERETTI
Commission # 1363556
Notary Public - California
Los Angeles County
My Comm. Expires Jul 1, 2006

Romeo Portillo
Signature

VP Fin Ops
Title

Jerrilyn A Seretti
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

R H INVESTMENT CORPORATION, INC.
15760 VENTURA BLVD., #1732
ENCINO, CALIFORNIA 91436

CONTENTS

PART I

SCHEDULES

PART II

INDEPENDENT AUDITOR'S REPORT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2006

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash				
Checking	$	19,209		
Clearing brokers		810,263	$	829,472
Interest receivable from clearing broker				47,544
Securities inventory				4,698,233
Advance				923
Note receivable				150,000
Other receivable				13,561
Prepaid franchise tax				4,481
Deposits				4,583
TOTAL ASSETS			$	5,748,797

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses			$	42,851
Loans payable - securities inventory				4,665,890
				4,708,741
Liabilities subordinated to claims of general creditors				440,000

Commitments.

SHAREHOLDERS' EQUITY				
Common stock ($10 par value, 500,000 shares				
authorized, 115,500 shares issued and outstanding	$	1,155,500		
Paid-in capital		25,682		
Retained earnings (deficit)		(581,126)		600,056
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	5,748,797

REVENUES

Trading income	$ 1,313,031
Interest	236,307
Other income	58,848
TOTAL REVENUES	1,608,186
OPERATING EXPENSES - see page 8	1,559,822
INCOME BEFORE TAX PROVISION	48,364
INCOME TAX PROVISION	800
NET INCOME	$ 47,564

See Accompanying Notes to Financial Statements

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	115,550	$ 1,155,500	$ 25,682	$ (151,587)	$ 1,029,595
Distribution				(477,103)	(477,103)
Net Income				47,564	47,564
Balance, December 31, 2005	115,550	$ 1,155,500	$ 25,682	$ (581,126)	$ 600,056

See Accompanying Notes to Financial Statements

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	47,564
Changes in operating assets and liabilities:		
Interest receivable from clearing broker		25,740
Other receivable		9,580
Securities inventory		2,352,012
Advance		37,077
Prepaid franchise taxes		(1,683)
Rent deposit		81
Accounts payable and accrued expenses		(9,125)
Loans payable - inventory		(2,425,959)
Sublease deposit		(3,500)
Net cash provided (used) in operating activities		31,787
Cash Flows from Investing Activities:		
Investment in securities		0
Cash Flows for Investing Activities		0
Cash Flows from Financing Activities		
Subordinated loan		0
Distribution		(477,103)
Cash Flows for financing activities		(477,103)
Net increase in cash		(445,316)
Cash at beginning of year		1,274,788
Cash at end of year	$	829,472
Supplemental Cash Flow Information:		
Cash paid for interest	$	352,915
Cash paid for taxes	$	5,281

See Accompanying Notes to Financial Statements

5

Note 1 - Summary of Significant Accounting Policies

Organization

R H Investments Corporation, Inc. (The Company), was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The Company is a state and municipal bond dealer and operates out of one office in Encino.

Securities Inventory

Securities inventory is valued at market which approximates cost.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Commitments

The Company leases facilities in the County of Los Angeles undera long-term agreement expiring in 2010. The annual rental commitments for years ending December 31, is as follows:

2006	$ 49,103
2007	50,577
2008	52,547
2009	56,392
2010	19,265
Total	$227,884

Rental expense for the year was $41,641.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Independent Auditor's Report on Supplemental Information

R H Investment Corporation, Inc.
Encino, California

My report on my audit of the basic financial statements of R H Investment Corporation, Inc. for December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2006

OPERATING EXPENSES

Advertising and business promotion	$	21,439
Clearing fees		68,218
Computer fees and quote service		44,235
ECN		38,758
Insurance		12,902
Interest expense		352,915
Office expense		15,919
Payroll taxes		43,501
Pension - 401k		30,963
Professional services		122,901
Publications		7,648
Rent		41,641
Regulatory fees		1,143
Salaries, wages and related expenses		720,451
Taxes and licenses		15,992
Telephone		14,262
All other expenses		6,934
TOTAL OPERATING EXPENSES	$	1,559,822

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL
Total ownership equity		$ 600,056
Plus: Subordinated debt		440,000
Less Nonallowable assets		
Advance	$ 923	
Other receivable	13,561	
Prepaids and deposits	9,064	(23,548)
Less Haircuts on securities positions		
Exempted securities	576,240	
Mark to market		(576,240)
NET CAPITAL		$ 440,268

COMPUTATION OF NET CAPITAL REQUIREMENTS
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	2,857
Minimum dollar net capital required	100,000
Net Capital required (greater of above amounts)	100,000
EXCESS CAPITAL	340,268

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total liabilities		$ 4,708,741
Less short positions payable		(4,665,890)
Aggregate indebtedness		42,851
Percentage of aggregate indebtedness to net capital		9.73%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION		$ 449,994
VARIANCE		
Accrued expenses		(9,726)
NET CAPITAL PER AUDIT		$ 440,268

See Accompanying Notes to Financial Statements

9

STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2005

	Balance Dec. 31, 2003	Additions	Deletions	Balance Dec. 31, 2004
Andrew L. Jr. and Janet H. Byrnes 12% interest, payable monthly principal due October 1, 2006	$ 100,000	$ 0	$ 0	$ 100,000
Andrew L. Jr. and Janet H. Byrnes, 10% interest, payable monthly principal due May 1, 2007	50,000	0	0	50,000
Myron Strober and Muriel Strober 10% interest, payable monthly principal due May 31, 2007	40,000	0	0	40,000
Andrew L. Jr. and Janet H. Byrnes, 10% interest, payable monthly principal due October 1, 2006	100,000	0	0	100,000
Evelyn K. Theall, 10% interest, payable monthly principal due May 1, 2007	0	50,000	0	50,000
Andrew and Sandra Byrnes 10% interest, payable monthly principal due May 1, 2007	0	100,000	0	100,000
Total	$ 290,000	$ 150,000	$ 0	$ 440,000



PART II

R H INVESTMENT CORPORATION, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements of R H Investment Corporation, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

11

Board of Directors
R H Investment Corporation, Inc.
Encino, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2006

12